UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Winmark Corporation

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

399817 10 5

(CUSIP Number)

Ronald G. Olson

1630 North Ridge Drive

Wayzata, MN 55391

951-476-6509

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399817 10 5

1.	Names of Reporting Persons Ronald G. Olson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 880,438

	8.	Shared Voting Power 33,300

	9.	Sole Dispositive Power 880,438

	10.	Shared Dispositive Power 33,300

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 913,738

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.5

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Winmark Corporation, a Minnesota corporation (the “Company”).  The address of the Company’s principal executive office is 4200 Dahlberg Drive, Suite 100, Minneapolis, Minnesota 55422.

Item 2.	Identity and Background

This statement is being filed by Ronald G. Olson, referred to herein as the “Reporting Person.”

(a)           Name:  Ronald G. Olson (“Reporting Person”).

(b)           Residence or business address: 1630 North Ridge Drive, Wayzata, MN  55391.

(c)           Principal occupation:  Investor

(d)           Criminal proceedings. None

(e)           During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable.

Item 4.	Purpose of Transaction
No change.

Item 5.	Interest in Securities of the Issuer

(a)           As of the date hereof, the Reporting Person beneficially owns the amount of Common Stock set forth below. The percentage set forth below represents the percentage of the outstanding shares of Common Stock (based on 5,543,823 shares of Common Stock outstanding), represented by the shares of Common Stock beneficially owned by the Reporting Person.

Shares of Common Stock	Percentage of Outstanding Common Stock
913,738	16.5%

(b) The information set forth in items 7 through 11 of the cover pages (pages 1-2) hereto is incorporated herein by reference

(c) Since the most recent filing on Schedule 13D, the following sales were made by the Reporting Person in open market transactions:

Date	Shares	Price
04/10/2007	14,550	$19.70
06/13/2007	5,800	$18.00
06/22/2007	21	$19.50
06/25/2007	1,800	$19.05
06/27/2007	10,000	$19.10
07/09/2007	10,000	$19.46
07/09/2007	12,000	$19.50
01/16/2008	544	$21.50
01/17/2008	500	$21.50
01/18/2008	398	$21.50
01/28/2008	10,000	$20.60
03/14/2008	4,476	$18.50
03/31/2008	7,800	$18.00
04/03/2008	700	$18.00

(d)           The Reporting Person’s wife owns 1,500 shares of the Company’s Common Stock and, as trustee of their daughter’s trust, holds 31,800 shares of the Company’s Common Stock; the Reporting Person’s wife has sole voting and dispositive power over all of such shares.

(e)           Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No change.

Item 7.	Material to be Filed as Exhibits
No change.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2008
Date
/s/ Ronald G. Olson
Signature
Ronald G. Olson
Name/Title